UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Standard Diversified Opportunities Inc. (former known as Special Diversified Opportunities Inc.)
(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)
(Title of Class of Securities)

85336L109 (Class A Common Stock) 85336L208 (Class B Common Stock)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 94.0% of Class A Common Stock (see Item 5) 88.7% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 94.0% of Class A Common Stock (see Item 5) 88.7% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Standard Diversified Opportunities Inc., a Delaware corporation (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on October 29, 2015 and amended on December 21, 2015, March 2, 2016, September 27, 2016 and November 25, 2016 and by this Amendment (as so amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 3, 4 and 5 of the Schedule 13D as set forth below.

Item 3.        Sources and Amount of Funds and Other Consideration.

On June 1, 2017, in connection with the closing of the previously described Contribution and Exchange, the Reporting Persons acquired beneficial ownership of an aggregate of 6,962,394 shares of Class A Common Stock in exchange for an aggregate of 9,342,373 shares of Turning Point Common Stock valued for such purpose at $16.0127 per share in accordance with the previously described Agreement.

Item 4.           Purposes of Transaction

See Item 3.

In addition, on June 1, 2017, prior to the consummation of the Contribution and Exchange, every twenty-five shares of Common Stock of the Issuer were reclassified into one share of Class A Common Stock.  On June 2, 2017, following the consummation of the Contribution and Exchange, the Issuer distributed a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock.

Also on June 1, David Glazek, a partner of Standard General, became a Class I director of the Issuer.

Item 5.           Interest in Securities of the Issuer

(a), (b) and (d)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D.

(c)  See Items 3 and 4.

The percentage calculations herein are based upon information provided by the Issuer that there were 8,176,524 shares of Class A Common Stock and 8,176,524 shares of Class B Common Stock immediately following the closing of the Contribution and Exchange and after giving effect to the above-referenced dividend.

As shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder, each Reporting Person’s beneficial ownership is reported herein as if that Reporting Person (and no other shareholder) elected to convert all shares of Class B Common Stock beneficially owned by such Reporting Person into shares of Class A Common Stock.  In addition, beneficial ownership of shares of such Class B Common Stock are reported as if such shares were not so converted.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              June 5, 2017
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim